UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**Report of Foreign Private Issuer**

**Pursuant to Rules 13a-16 or 15d-16 under**
the Securities Exchange Act of 1934

Dated September 06, 2019

File Number: 001-35785

**SIBANYE GOLD LIMITED**
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓        Form 40-F    _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): _____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater" or "the Group" or "the Company")

**Director Dealings**

**Johannesburg, 6 September 2019**: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) in compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of the JSE Limited ("the Listings Requirements") hereby advises shareholders that Messrs NJ Froneman and C Keyter Chief Executive Director and Chief Financial Officer of Sibanye Gold Limited have retained and/ or sold Bonus Shares which were granted on 1 March 2018 ("the Grant Date") in terms of The Sibanye Gold Limited 2017 Share Plan. Bonus Shares awarded to Messrs Froneman and Keyter were sold in order to settle the associated tax liability.

| Name | **NJ Froneman** |
|---|---|
| Position | Chief Executive Officer |
| Company | Sibanye Gold Limited |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | Retention of bonus shares |
| Transaction Date | 2 September 2019 |
| Number of Shares | 147 104 |
| Class of Security | Ordinary shares |
| Market Price per share: | R20.90 |
| Total Value | R3 074 473.60 |
| Vesting Period | Vest in equal parts on 9 months and 18 months of the Grant Date |

| Name | **NJ Froneman** |
|---|---|
| Position | Chief Executive Officer |
| Company | Sibanye Gold Limited |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | On market sale of bonus shares to cover associated tax liability |
| Transaction Date | 2 September 2019 |
| Number of Shares | 127 856 |
| Class of Security | Ordinary shares |
| Market Price per share: | R20.90 |
| Total Value | R2 672 190.40 |
| Vesting Period | Vest in equal parts on 9 months and 18 months of the Grant Date |

| Name | **NJ Froneman** |
|---|---|
| Position | Chief Executive Officer |
| Company | Sibanye Gold Limited |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | Retention of capitalisation bonus shares in respect of previously awarded bonus shares on 1 March 2018 |
| Transaction Date | 2 September 2019 |
| Number of Shares | 5 885 |

| | |
|---|---|
| Class of Security | Ordinary shares |
| Market Price per share: | R20.90 |
| Total Value | R122 996.50 |
| Vesting Period | Vest in equal parts on 9 months and 18 months of the Grant Date |

| | |
|---|---|
| Name | **NJ Froneman** |
| Position | Chief Executive Officer |
| Company | Sibanye Gold Limited |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | On market sale of capitalisation bonus shares to cover associated tax liability |
| Transaction Date | 2 September 2019 |
| Number of Shares | 5 114 |
| Class of Security | Ordinary shares |
| Market Price per share: | R20.75 |
| Total Value | R106 882.60 |
| Vesting Period | Vest in equal parts on 9 months and 18 months of the Grant Date |

| | |
|---|---|
| Name | **C Keyter** |
| Position | Chief Financial Officer |
| Company | Sibanye Gold Limited |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | Retention of bonus shares |
| Transaction Date | 2 September 2019 |
| Number of Shares | 72 078 |
| Class of Security | Ordinary shares |
| Market Price per share: | R20.90 |
| Total Value | R1 506 430.20 |
| Vesting Period | Vest in equal parts on 9 months and 18 months of the Grant Date |

| | |
|---|---|
| Name | **C Keyter** |
| Position | Chief Financial Officer |
| Company | Sibanye Gold Limited |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | On market sale of bonus shares to cover associated tax liability |
| Transaction Date | 2 September 2019 |
| Number of Shares | 62 647 |
| Class of Security | Ordinary shares |
| Market Price per share: | R20.90 |
| Total Value | R1 309 322.30 |
| Vesting Period | Vest in equal parts on 9 months and 18 months of the Grant Date |

| | |
|---|---|
| Name | **C Keyter** |
| Position | Chief Financial Officer |
| Company | Sibanye Gold Limited |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | Retention of capitalisation bonus shares in respect of previously awarded bonus shares on 1 March 2018 |
| Transaction Date | 2 September 2019 |
| Number of Shares | 2 884 |

| | |
|---|---|
| Class of Security | Ordinary shares |
| Market Price per share: | R20.90 |
| Total Value | R60 275.60 |
| Vesting Period | Vest in equal parts on 9 months and 18 months of the Grant Date |

| | |
|---|---|
| Name | **C Keyter** |
| Position | Chief Financial Officer |
| Company | Sibanye Gold Limited |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | On market sale of capitalisation bonus shares to cover associated tax liability |
| Transaction Date | 2 September 2019 |
| Number of Shares | 2 505 |
| Class of Security | Ordinary shares |
| Market Price per share: | R20.90 |
| Total Value | R52 354.50 |
| Vesting Period | Vest in equal parts on 9 months and 18 months of the Grant Date |

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal in the above securities has been obtained.

**Dealing in securities by directors of major subsidiaries**

In compliance with paragraphs 3.63 to 3.66 of the Listings Requirements, shareholders are further advised that directors of major subsidiaries of Sibanye-Stillwater being Mr Chris Bateman and Dr Richard Stewart, Executive Directors of Stillwater Mining Company and Mr Justin Froneman, Executive Director of SWC Trading INC., have retained and/ or sold Bonus and Performance Shares which were granted on 1 March 2018 ("the Grant Date") in terms of The Sibanye Gold Limited 2017 Share Plan.

| | |
|---|---|
| Name | **CM Bateman** |
| Position | Executive Director |
| Company | Stillwater Mining Company |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | On market sale of bonus shares awarded 1 March 2018 |
| Transaction Date | 3 September 2019 |
| Number of ADRs | 32 844 |
| Class of Security | ADR |
| Market Price per share: | US$5.4899 |
| Total Value | US$180 310.27 |
| Vesting Period | Vest in equal parts on 9 months and 18 months of the Grant Date |

| | |
|---|---|
| Name | **CM Bateman** |
| Position | Executive Director |
| Company | Stillwater Mining Company |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | On market sale of capitalisation bonus shares awarded on 1 March 2018 |
| Transaction Date | 3 September 2019 |
| Number of ADRs | 1 314 |
| Class of Security | ADR |
| Market Price per share: | US$5.4899 |

| | |
|---|---|
| Total Value | US$7 213.72 |
| Vesting Period | Vest in equal parts on 9 months and 18 months of the Grant Date |

| | |
|---|---|
| Name | **RA Stewart** |
| Position | Executive Director |
| Company | Stillwater Mining Company |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | On market sale of bonus shares awarded 1 March 2018 |
| Transaction Date | 2 September 2019 |
| Number of shares | 82 596 |
| Class of Security | Ordinary shares |
| Market Price per share: | R20.90 |
| Total Value | R1 726 256.40 |
| Vesting Period | Vest in equal parts on 9 months and 18 months of the Grant Date |

| | |
|---|---|
| Name | **RA Stewart** |
| Position | Executive Director |
| Company | Stillwater Mining Company |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | On market sale of capitalisation bonus shares awarded 1 March 2018 |
| Transaction Date | 2 September 2019 |
| Number of shares | 3 304 |
| Class of Security | Ordinary shares |
| Market Price per share: | R20.90 |
| Total Value | R69 053.60 |
| Vesting Period | Vest in equal parts on 9 months and 18 months of the Grant Date |

| | |
|---|---|
| Name | **J Froneman** |
| Position | Executive Director |
| Company | SWC Trading INC. |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | Retention of bonus shares awarded 1 March 2018 |
| Transaction Date | 3 September 2019 |
| Number of ADRs | 18 711 |
| Class of Security | ADR |
| Market Price per share: | US$ 5.64 |
| Total Value | US$ 105 530.04 |
| Vesting Period | Vest in equal parts on 9 months and 18 months of the Grant Date |

| | |
|---|---|
| Name | **J Froneman** |
| Position | Executive Director |
| Company | SWC Trading INC. |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | Retention of capitalisation bonus shares in respect of previously awarded bonus shares on 1 March 2018 |
| Transaction Date | 3 September 2019 |
| Number of ADRs | 748 |
| Class of Security | ADR |
| Market Price per share: | US$ 5.64 |

| | |
|---|---|
| Total Value | US$ 4 218.72 |
| Vesting Period | Vest in equal parts on 9 months and 18 months of the Grant Date |

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal in the above securities has been obtained.

**Historical Dealings in securities by directors of major subsidiaries**
In compliance with paragraphs 3.63 to 3.66 of the Listings Requirements, shareholders are further advised of a delayed announcement of dealings in securities by directors of major subsidiaries in previous periods.

The Company recently reviewed its securities trading policy and communicated the reporting obligations to the affected personnel. In the review, it was determined that two of the US registered subsidiaries, being Stillwater Mining Company and SWC Trading INC., had become "major subsidiaries" (as defined by the Listings requirements) from 1 July 2017 and 1 July 2018 respectively based on financial results for the periods ending 30 June 2017 and 30 June 2018. In line with the procedures at that time the Company had not provided clearance to trade and had omitted to disclose dealings by directors of these major subsidiaries since these dates. All of these dealings were undertaken during a non-prohibited period in line with the Company's procedures. The Company has, in addition, disclosed in its Integrated Annual Report and Form 20-F filings the securities held by each prescribed officer of the Company.

| Name | **CM Bateman** |
|---|---|
| Position | Executive Director |
| Company | Stillwater Mining Company |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | On market purchase of shares |
| Transaction Date | 28 February 2018 |
| Number of ADRs | 12 722 |
| Class of Security | ADR |
| Market Price per share: | US$3.91 |
| Total Value | US$49 743.02 |

| Name | **CM Bateman** |
|---|---|
| Position | Executive Director |
| Company | Stillwater Mining Company |
| Extent of interest | Direct and Beneficial |
| Nature of transaction | Issue of capitalisation shares |
| Number of shares held at the time | 12,722 |
| Number of capitalisation shares awarded | 508 |
| Transaction Date | 20 April 2018 |
| Class of Security | ADR |
| Total number of shares after capitalisation issue | 13,230 |

| Name | **CM Bateman** |
|---|---|
| Position | Executive Director |
| Company | Stillwater Mining Company |

| Nature of interest | Direct and Beneficial |
|---|---|
| Nature of transaction | Retention of bonus shares in the form of American Depository Receipts (ADRs) awarded on 1 March 2018 |
| Transaction Date | 4 December 2018 |
| Number of ADRs | 19 517 |
| Class of Security | ADR |
| Market Price per share: | US$ 2.44 |
| Total Value | US$ 47 621.48 |
| Vesting Period | Vest in equal parts on 9 months and 18 months of the Grant Date |

| Name | **CM Bateman** |
|---|---|
| Position | Executive Director |
| Company | Stillwater Mining Company |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | On market sale of bonus shares in the form of ADRs awarded 1 March 2018 to cover associated tax liability |
| Transaction Date | 4 December 2018 |
| Number of ADRs | 14 640 |
| Class of Security | ADR |
| Market Price per share: | US$ 2.44 |
| Total Value | US$ 35 721.60 |
| Vesting Period | Vest in equal parts on 9 months and 18 months of the Grant Date |

| Name | **RA Stewart** |
|---|---|
| Position | Executive Director |
| Company | Stillwater Mining Company |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | Retention of bonus shares awarded 1 March 2016 |
| Transaction Date | 6 September 2017 |
| Number of shares | 9 871 |
| Class of Security | Ordinary shares |
| Market Price per share: | R20.66 |
| Total Value | R203 934.86 |
| Vesting Period | Vest in equal parts on 9 months and 18 months of the Grant Date |

| Name | **RA Stewart** |
|---|---|
| Position | Executive Director |
| Company | Stillwater Mining Company |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | Retention of bonus shares awarded 1 March 2017 |
| Transaction Date | 27 December 2017 |
| Number of shares | 9 015 |
| Class of Security | Ordinary shares |
| Market Price per share: | R15.07 |
| Total Value | R135 856.05 |
| Vesting Period | Vest in equal parts on 9 months and 18 months of the Grant Date |

| Name | **RA Stewart** |
|---|---|
| Position | Executive Director |
| Company | Stillwater Mining Company |

| | |
|---|---|
| Nature of interest | Direct and Beneficial |
| Nature of transaction | On market sale of bonus shares awarded 1 March 2017 to cover associated tax liability |
| Transaction Date | 27 December 2017 |
| Number of shares | 7 717 |
| Class of Security | Ordinary shares |
| Market Price per share: | R15.07 |
| Total Value | R 116 295.19 |
| Vesting Period | Vest in equal parts on 9 months and 18 months of the Grant Date |

| | |
|---|---|
| Name | **RA Stewart** |
| Position | Executive Director |
| Company | Stillwater Mining Company |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | Retention of performance shares awarded 2 March 2015 |
| Transaction Date | 22 March 2018 |
| Number of shares | 84 441 |
| Class of Security | Ordinary shares |
| Market Price per share: | R11.65 |
| Total Value | R983 737.65 |
| Vesting Period | The Performance Shares vest on the third anniversary of the Grant Date. |

| | |
|---|---|
| Name | **RA Stewart** |
| Position | Executive Director |
| Company | Stillwater Mining Company |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | On market sale of performance shares awarded 2 March 2015 to cover associated tax liability |
| Transaction Date | 22 March 2018 |
| Number of shares | 71 805 |
| Class of Security | Ordinary shares |
| Market Price per share: | R11.65 |
| Total Value | R836 528.25 |
| Vesting Period | The Performance Shares vest on the third anniversary of the Grant Date. |

| | |
|---|---|
| Name | **RA Stewart** |
| Position | Executive Director |
| Company | Stillwater Mining Company |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | Retention of bonus shares awarded 1 March 2017 |
| Transaction Date | 3 September 2018 |
| Number of shares | 9 311 |
| Class of Security | Ordinary shares |
| Market Price per share: | R8.85 |
| Total Value | R82 402.35 |
| Vesting Period | Vest in equal parts on 9 months and 18 months of the Grant Date |

| | |
|---|---|
| Name | **RA Stewart** |
| Position | Executive Director |
| Company | Stillwater Mining Company |
| Nature of interest | Direct and Beneficial |

| | |
|---|---|
| Nature of transaction | On market sale of bonus shares awarded 1 March 2017 to cover associated tax liability |
| Transaction Date | 3 September 2018 |
| Number of shares | 8 091 |
| Class of Security | Ordinary shares |
| Market Price per share: | R8.85 |
| Total Value | R71 605.35 |
| Vesting Period | Vest in equal parts on 9 months and 18 months of the Grant Date |

| | |
|---|---|
| Name | **RA Stewart** |
| Position | Executive Director |
| Company | Stillwater Mining Company |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | Retention of performance shares awarded 3 November 2015 |
| Transaction Date | 5 November 2018 |
| Number of shares | 162 101 |
| Class of Security | Ordinary shares |
| Market Price per share: | R9.26 |
| Total Value | R1 501 055.26 |
| Vesting Period | The Performance Shares vest on the third anniversary of the Grant Date. |

| | |
|---|---|
| Name | **RA Stewart** |
| Position | Executive Director |
| Company | Stillwater Mining Company |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | On market sale of performance shares 3 November 2015 to cover associated tax liability |
| Transaction Date | 5 November 2018 |
| Number of shares | 140 888 |
| Class of Security | Ordinary shares |
| Market Price per share: | R9.26 |
| Total Value | R1 304 622.88 |
| Vesting Period | The Performance Shares vest on the third anniversary of the Grant Date. |

| | |
|---|---|
| Name | **RA Stewart** |
| Position | Executive Director |
| Company | Stillwater Mining Company |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | Retention of bonus shares awarded 1 March 2018 |
| Transaction Date | 3 December 2018 |
| Number of shares | 45 957 |
| Class of Security | Ordinary shares |
| Market Price per share: | R8.73 |
| Total Value | R401 204.61 |
| Vesting Period | Vest in equal parts on 9 months and 18 months of the Grant Date |

| | |
|---|---|
| Name | **RA Stewart** |
| Position | Executive Director |
| Company | Stillwater Mining Company |
| Nature of interest | Direct and Beneficial |

| | |
|---|---|
| Nature of transaction | On market sale of performance shares granted on 1 March 2018 to cover associated tax liability |
| Transaction Date | 3 December 2018 |
| Number of shares | 39 943 |
| Class of Security | Ordinary shares |
| Market Price per share: | R8.73 |
| Total Value | R348 702.39 |
| Vesting Period | Vest in equal parts on 9 months and 18 months of the Grant Date |

| | |
|---|---|
| Name | **RA Stewart** |
| Position | Executive Director |
| Company | Stillwater Mining Company |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | Retention of performance shares awarded 1 March 2016 |
| Transaction Date | 6 June 2019 |
| Number of shares | 12 046 |
| Class of Security | Ordinary shares |
| Market Price per share: | R14.70 |
| Total Value | R177 076.20 |
| Vesting Period | The Performance Shares vest on the third anniversary of the Grant Date. |

| | |
|---|---|
| Name | **RA Stewart** |
| Position | Executive Director |
| Company | Stillwater Mining Company |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | On market sale of performance shares granted on 1 March 2016 to cover associated tax liability |
| Transaction Date | 6 June 2019 |
| Number of shares | 10 415 |
| Class of Security | Ordinary shares |
| Market Price per share: | R14.70 |
| Total Value | R153 100.50 |
| Vesting Period | The Performance Shares vest on the third anniversary of the Grant Date. |

| | |
|---|---|
| Name | **J Froneman** |
| Position | Executive Director |
| Company | SWC Trading INC. |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | Retention of bonus shares awarded on 1 March 2017 |
| Transaction Date | 3 September 2018 |
| Number of shares | 4 402 |
| Class of Security | Ordinary shares |
| Market Price per share: | R8.85 |
| Total Value | R38 957.70 |
| Vesting Period | Vest in equal parts on 9 months and 18 months of the Grant Date |

| | |
|---|---|
| Name | **J Froneman** |
| Position | Executive Director |
| Company | SWC Trading INC. |
| Nature of interest | Direct and Beneficial |

| | |
|---|---|
| Nature of transaction | On market sale of bonus shares awarded 1 March 2017 to cover associated tax liability |
| Transaction Date | 3 September 2018 |
| Number of shares | 3 824 |
| Class of Security | Ordinary shares |
| Market Price per share: | R8.85 |
| Total Value | R33 842.40 |
| Vesting Period | Vest in equal parts on 9 months and 18 months of the Grant Date |

| | |
|---|---|
| Name | **J Froneman** |
| Position | Executive Director |
| Company | SWC Trading INC. |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | Retention of ADR awarded on 1 March 2017 |
| Transaction Date | 11 September 2018 |
| Number of ADRs | 1 812 |
| Class of Security | ADR |
| Market Price per share: | US$2.43 |
| Total Value | US$4 403.16 |
| Vesting Period | Vest in equal parts on 9 months and 18 months of the Grant Date |

| | |
|---|---|
| Name | **J Froneman** |
| Position | Executive Director |
| Company | SWC Trading INC. |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | On market sale of bonus shares awarded on 1 March 2017 to cover associated tax liability |
| Transaction Date | 11 September 2018 |
| Number of ADRs | 758 |
| Class of Security | ADR |
| Market Price per share: | US$2.43 |
| Total Value | US$1 841.94 |
| Vesting Period | Vest in equal parts on 9 months and 18 months of the Grant Date |

| | |
|---|---|
| Name | **J Froneman** |
| Position | Executive director |
| Company | SWC Trading INC. |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | Retention of bonus shares awarded on 1 December 2015 |
| Transaction Date | 3 December 2018 |
| Number of shares | 16 902 |
| Class of Security | Ordinary shares |
| Market Price per share: | R8.73 |
| Total Value | R147 554.46 |
| Vesting Period | The Performance Shares vest on the third anniversary of the Grant Date. |

| | |
|---|---|
| Name | **J Froneman** |
| Position | Executive director |
| Company | SWC Trading INC. |
| Nature of interest | Direct and Beneficial |

| | |
|---|---|
| Nature of transaction | On market sale of performance shares granted on 1 December 2015 to cover associated tax liability |
| Transaction Date | 3 December 2018 |
| Number of shares | 14 686 |
| Class of Security | Ordinary shares |
| Market Price per share: | R8.73 |
| Total Value | R128 208.78 |
| Vesting Period | The Performance Shares vest on the third anniversary of the Grant Date. |

| | |
|---|---|
| Name | **J Froneman** |
| Position | Executive director |
| Company | SWC Trading INC. |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | Retention of bonus shares awarded on 1 December 2015 |
| Transaction Date | 4 December 2018 |
| Number of ADRs | 4 462 |
| Class of Security | ADR |
| Market Price per share: | US$2.44 |
| Total Value | US$10 887.28 |
| Vesting Period | The Performance Shares vest on the third anniversary of the Grant Date. |

| | |
|---|---|
| Name | **J Froneman** |
| Position | Executive director |
| Company | SWC Trading INC. |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | Retention of bonus shares awarded on 1 March 2018 |
| Transaction Date | 4 December 2018 |
| Number of ADRs | 19 458 |
| Class of Security | ADR |
| Market Price per share: | US$2.44 |
| Total Value | US$ 47 477.52 |
| Vesting Period | Vest in equal parts on 9 months and 18 months of the Grant Date |

| | |
|---|---|
| Name | **J Froneman** |
| Position | Executive Director |
| Company | SWC Trading INC. |
| Nature of interest | Direct and Beneficial |
| Nature of transaction | Retention of performance shares awarded 1 March 2016 |
| Transaction Date | 24 May 2019 |
| Number of shares | 5 776 |
| Class of Security | Ordinary shares |
| Market Price per share: | R11.6275 |
| Total Value | R67 140.44 |
| Vesting Period | The Performance Shares vest on the third anniversary of the Grant Date. |

| | |
|---|---|
| Name | **J Froneman** |
| Position | Executive Director |
| Company | SWC Trading INC. |
| Nature of interest | Direct and Beneficial |

| Nature of transaction | Retention of performance shares awarded 1 March 2016 |
|---|---|
| Transaction Date | 27 May 2019 |
| Number of shares | 1 155 |
| Class of Security | ADR |
| Market Price per share: | US$3.25 |
| Total Value | US$3 753.75 |
| Vesting Period | The Performance Shares vest on the third anniversary of the Grant Date. |

Contact:
Email: ir@sibanyestillwater.com

James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

**FORWARD LOOKING STATEMENTS**
The information in this announcement may contain forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Gold Limited's (trading as Sibanye-Stillwater) ("Sibanye-Stillwater" or the "Group") financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.

All statements other than statements of historical facts included in this announcement may be forward-looking statements. Forward-looking statements also often use words such as "will", "forecast", "potential", "estimate", "expect" and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer and in the Group's Annual Integrated Report and Annual Financial Report, published on 29 March 2019, and the Group's Annual Report on Form 20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 5 April 2019 (SEC File no. 001-35785). Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater's actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, our future business prospects; financial positions; debt position and our ability to reduce debt leverage; business, political and social conditions in the United Kingdom, South Africa, Zimbabwe and elsewhere; plans and objectives of management for future operations; our ability to obtain the benefits of any streaming arrangements or pipeline financing; our ability to service our bond Instruments (High Yield Bonds and Convertible Bonds); changes in assumptions underlying Sibanye-Stillwater's estimation of their current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations; our ability to achieve steady state production at the Blitz project; the success of Sibanye-Stillwater's business strategy; exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that they operate in a sustainable manner; changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; the ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged South Africans' in management positions; failure of information technology and communications systems; the adequacy of insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater's operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly

caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE  GOLD  LIMITED

Dated: **September** 06, 2019

| | |
|---|---|
| By: | /s/ Charl Keyter |
| Name: | Charl Keyter |
| Title: | Chief Financial Officer |